Danske Bank

Copenhagen Stock Exchange

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 33 44 00 00

8 February 2007

Stock Exchange Announcement No. 7/2007

Danske Bank issues
Subordinated Capital for DKK 4.5 billion

With reference to the Stock Exchange Announcement dated 9 November 2006, Danske Bank has issued Hybrid Tier 1 Capital Notes as part of the financing of the acquisition of Sampo Bank.

The Issue is in the amount of EUR 600 million and will be perpetual and subordinated to all ordinary creditors and supplementary capital, senior only to the share capital.

The interest rate on the Notes has been fixed at 4.878 per cent. p.a. for the period from 15 February 2007 to 15 May 2017. The Notes will have a long first coupon for the period from 15 February 2007 to 15 May 2008 and thereafter annual coupons payable on 15 May. The issue price is fixed at 100 per cent.

From 15 May 2017, the coupon will be set at three-month EURIBOR plus a margin of 1.62 per cent. p.a. The Bank will have the option to call the Capital Notes at their outstanding principal amount on the said date or any subsequent interest payment date.

The issue is documented under the Bank's Euro Medium Term Note Programme and will be listed on the Irish Stock Exchange in Dublin.

With this issue the Bank has covered its need for Hybrid Tier 1 Capital in connection with the acquisition of Sampo Bank.

Yours faithfully,
Danske Bank
Steen Reeslev

Contact person: Tonny Thierry Andersen, CFO and Member of the Executive Board
tel. +45 33 44 11 47, Mobile: +45 22 65 65 97.

END